KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen
Partner
Phone (212) 715-9522

February 7, 2013

Larry Green U.S. Securities and Exchange Commission Division of Investment Management Office of Disclosure and Review 100 F Street, NE Washington, DC, 20549-4720

Re:	GOTTEX MULTI-ASSET ENDOWMENT FUNDS (the "Funds") File Nos.: 811-22412; 811-22413

Dear Mr. Green:

Set forth below are responses to comments received from you via telephone on February 4, 2013 in connection with the Funds’ Registration Statements on Form N-2 filed on December 21, 2012 (the "Registration Statement"). Changes will be made to the Funds’ definitive Prospectus and Statement of Additional Information (“SAI”) addressing your comments (as reflected in the responses below). Capitalized terms used, but not defined, in this letter have the meanings ascribed to them in the Registration Statement.

1.	Please confirm that the Prospectus when printed will contain the minimum font size required by Rule 420 of the Securities Act of 1933.

Confirmed.

2.	Please add captions to the titles “Appendix A” and “Appendix B” in the TABLE OF CONTENTS describing the content of each Appendix.

The requested additions have been made.

Larry Green

Securities and Exchange Commission

February 7, 2013

3.	Please clarify, if applicable, that “distressed companies,” as referred to in the section of the Prospectus entitled “PROSPECTUS SUMMARY; Investment Program,” may include investments in companies that are in bankruptcy.

The requested clarification has been made.

4.	Please clarify the relationship of “Inflation Protection” to the investments included in the bullet defining the term in the section of the Prospectus entitled “PROSPECTUS SUMMARY; Investment Program.”

The requested clarification has been made.

5.	Please clarify the term “liquidity purposes” in the section of the Prospectus entitled “PROSPECTUS SUMMARY; Borrowings; Leverage.”

The requested clarification has been made.

6.	Please reconcile earlier disclosures on limited use of leverage in the section of the Prospectus entitled “PROSPECTUS SUMMARY; Borrowings; Leverage,” with later disclosures in the section of the Prospectus entitled “PROSPECTUS SUMMARY; Principal Risk Factors.”

The disclosure has been clarified.

7.	Please clarify the term “fee interests” in the section of the Prospectus entitled “PRINCIPAL RISK FACTORS; Asset Class Risks; Global Fixed Income; Distressed/High-Yield Securities” without using legal jargon.

The “fee interest” disclosure has been deleted.

8.	Please confirm that new consumer protection regulations concerning inflation protection do not impact the ability to invest in the “Inflation Protection” asset class.

Confirmed.

9.	Please confirm that fracturing is not a risk raised by the Funds’ investments in coal mines and in the energy/natural resources sector as discussed in the section of the Prospectus entitled “PRINCIPAL RISK FACTORS; Asset Class Risks; Inflation Protection; Energy/Natural Resource Investments.”

To our knowledge, this risk is not raised by the Funds’ investments.

Larry Green

Securities and Exchange Commission

February 7, 2013

10.	Please confirm that the inclusion of related account performance for the Other Vehicles in the section of the Prospectus entitled “APPENDIX B” is consistent with the Staff’s positions that permit the use of related account performance for accounts managed by the same Adviser or Portfolio Management team.

Confirmed.

11.	Please add a column to the chart entitled “Performance and Risk Return Characteristics Relative to Major Indices (August 2009 – September 2012)” in the section of the Prospectus entitled “APPENDIX B; Other Vehicle Performance,” showing one year of 2012 performance.

The requested addition has been made.

12.	The Staff notes that the restriction in Fundamental Policy 1 in the section of the SAI entitled “ADDITIONAL INVESTMENT POLICIES AND PRACTICES” cross references the strategy in the Prospectus which authorizes investments in Portfolio Funds. The Staff notes that this could raise a potential issue if there is a material change to the Prospectus’ strategy in this regard.

We note your comment.

13.	Please revise the designations of trustees in the section of the SAI entitled “MANAGEMENT OF THE FUNDS; Equity Securities Owned by Trustees” to show interested and independent trustees in separate tables.

The requested revision has been made.

In addition to the above, the Funds acknowledge that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Funds may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Funds believe that these responses fully address your comments. If you have any questions regarding this response or require further information, please call me at (212) 715-9522. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen